Exhibit 99.1

A final base shelf prospectus dated October 6, 2016 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (excluding Quebec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document and can also be obtained by requesting a copy from Cormark Securities by email to cdolap@cormark.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov.  Alternatively, the issuer or Rodman & Renshaw, a unit of H. C. Wainwright, will arrange to send you the prospectus if you request it by email to placements@hcwco.com.

This document does not provide full disclosure of all material facts relating to the Units. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Units, before making an investment decision.

Terms and Conditions

Issuer:	POET Technologies Inc. (“POET” or the “Company”)
Offering:

Treasury offering (the “Offering") of ■ Units (“Units”). Each Unit will consist of one (1) Common Share (“Common Share”) and ■ common share purchase warrant(s) (“Warrant”). The terms of the Warrants will be determined in the context of the market.

Offering Price per Unit:	■ per Unit
Issue Amount:	US$10 - US$15 million
Over-Allotment Option:

The Agents shall have the option, exercisable in whole or in part until the earlier of 30 days following Closing, to increase the size of the Offering by 15% on the same terms and conditions as set forth herein, for market stabilization and to cover over-allotments, if any.

Use of Proceeds:	The net proceeds from the Offering will be used for capital expansion, product and sales development & general corporate purposes.
Form of Offering:	Marketed offering by way of a prospectus supplement and related prospectus to be filed in all provinces of Canada (excluding Quebec) and with the United States Securities and Exchange Commission.
Listing:

An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSX-V”). The existing Common Shares are listed on the TSX-V under the symbol “PTK” and on the OTC QX under “POETF”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs in Canada.
Agents:	Rodman & Renshaw (a unit of H.C. Wainwright & Co., LLC) and Cormark Securities.
Selling Concession:	2.75%
Closing:	T + 3 from pricing date (to be determined)